This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to

Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on August 1, 2019,

and is not being filed publicly under the Securities Act of 1933, as amended.

Registration Statement No. 333-XXXXX

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1/A

Amendment No. 1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TROIKA MEDIA GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	7311 (Primary Standard Industrial Classification Code Number)	83-0401552 (IRS Employer Identification No.)

101 S. La Brea Avenue

Los Angeles, California 90036

(323) 965-1650

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

___________________________

Robert Machinist, CEO

Troika Media Group, Inc.

101 S. La Brea Avenue

Los Angeles, California 90036

(323) 965-1650

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

____________________________

With copies to:

Elliot H. Lutzker

Davidoff Hutcher & Citron LLP

605 Third Ave, 34th Floor

New York, NY 10158

Direct: (646) 428-3210

Main: (212) 557-7200

Fax: (212) 286-1884

ehl@dhclegal.com

        Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an “emerging growth company.”  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒
Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Section Act.

☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered (3)	Proposed Maximum Aggregate Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, $0.001 par value per share		$[●]		$[●]
Representative’s Common Stock Purchase Option (3)		$[●]		$[●]
Shares of Common Stock underlying Representative’s Common Stock Purchase Option		$[●]		$[●]
Total Registration Fee		$[●]		$[●]

(1)   Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act.

(2)   Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(3)   Includes shares the underwriters have the option to purchase to cover over allotments, if any.

(4)   Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be not registered hereby pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(5)   No registration fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Interim financial information has been omitted from this draft registration statement as audited financials information for the fiscal year ended June 30, 2019 will be included in its first public filing.  Section 101.05 of Compliance and Disclosure Interpretations dated August 17, 2017.

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to Troika Media Group, Registration Statement on Form S-1 (the “Form S-1”), as filed with the Securities and Exchange Commission on August 1, 2019, is to furnish Exhibits 10.9, 21.1, 99.1, 99.2 and 99.3 to the Form S-1 in accordance with Rule 201(c) and Rule 405 of Regulation S-T.   This Amendment No. 1 to the Form S-1 also updates the Exhibit Index to reflect the furnishing of aforementioned Exhibits.

No other changes have been made to the Form S-1.  This Amendment No. 1 to the Form S-1 continues to speak as of the original filing date of the Form S-1, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original Form S-1.

- 1 -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 1st day of August, 2019.

TROKIA MEDIA GROUP, INC.

By:	/s/ Robert B. Machinist
Name:	Robert B. Machinist
Title:	Chief Executive Officer

We, the undersigned officers and directors of TROKIA MEDIA GROUP, INC., hereby severally constitute and appoint Robert B. Machinist, our true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

WITNESS our hands and common seal on the dates set forth below.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert B. Machinist
Robert B. Machinist	Chairman Chief Executive Officer and Director (Principal Executive Officer)	August 1, 2019

/s/ Christopher Broderick
Christopher Broderick	Chief Operating Officer	August 1, 2019

/s/ Matthew Craig
Matthew Craig	Chief Financial Officer (Principal Accounting and Financial Officer)	August 1, 2019

/s/ Jeffrey L. Schwartz
Jeffrey L. Schwartz	Director	August 1, 2019

/s/ Jeff Kurtz
Jeff Kurtz	Director	August 1, 2019

/s/ Daniel Papparlardo
Daniel Papparlardo	President of Troika Design Group and Director	August 1, 2019

/s/ Thomas (Tom) Antoni Ochocki
Thomas (Tom) Antoni Ochocki	Director	August 1, 2019

/s/ Daniel Jankowski
Daniel Jankowski	Director	August 1, 2019

- 2 -

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

3.7	Certificate of Designation of the Rights, Preferences, Privileges and Designations of Series C Convertible Preferred Stock dated June 14, 2017.

3.9	Certificate of Designation of the Rights, Preferences, Privileges and Designations of Series D Convertible Preferred Stock dated February 22, 2018.

3.10	Certificate of Amendment to Certificate of Designation of Series D Preferred Stock dated June 20, 2018.

4.2	Form of Subscription Agreement for use by Non-U.S. Persons dated February 27, 2017 for Series C Preferred Stock.

4.3	Form of Subscription Agreement for use by Non-U.S. Persons dated June 5, 2018 for Series D Preferred Stock.

4.4	Common Stock Purchase Warrant dated February 15, 2017 of M2 nGage Group Inc. to SAB Management LLC.

4.5	Form of Stock Option Agreement dated June 12, 2017 granted to each of Christopher Broderick, Michael Tenore and Daniel Pappalardo.

4.6	2015 Employee, Director and Consultant Equity Incentive Plan.

10.1

Amended and Restated Executive Employment Agreement dated as of February 15, 2017 by and between M2 nGage Group Inc. (the Registrant) and Christopher Broderick, as amended on June 1, 2017, June 12, 2017 and June 5, 2018.

10.2

Amended and Restated Consulting Agreement dated February 15, 2017 by and between M2 nGage Group Inc. (the Registrant) and SAB Management LLC, as amended on August 8, 2017, April 16, 2018 and June 5, 2018.

10.3	Amended and Restated Executive Employment Agreement dated as of October 21, 2016 by and between M2 nGage Group Inc. (the Registrant) and Michael Tenore, as amended on June 6, 2018.

10.6

Reclarification of Foreclosure and Notice of Asset Transfer dated as of October 24, 2016 to Digital Media Acquisition Group Corp., M2 nGage Communications Inc., M2 nGage, Inc. from M2 nGage Telecommunications Corp. and M2 nGage Software Development and Design Corp.

10.7	Settlement Agreement and Mutual General Release dated as of July 26, 2017 by and among the Registrant, Robert DePalo, RoseMarie DePalo and the Secured Lenders.

10.8	Office Lease dated February 8, 2013 for 101 S. La Brea Avenue, Los Angeles, California 90036.*

10.9	Office Lease dated May 2, 2017 for 45 Main Street, Brooklyn, New York 11201.*

21.1	Subsidiaries of the Registrant.*

99.1	Mission-Media Holdings Limited Annual Report and Financial Statements for the period ended 31 December 2017.*

99.2	Mission-Media Limited Directors Report and Financial Statements for the period ended 31 December 2017.*

99.3	Mission-Media Holdings Limited Non-Statutory Report and Financial Statements for the period ended 31 December 2017.*

*  filed herewith.

- 3 -